Exhibit 4.1

SECOND AMENDMENT TO THE
TAX BENEFITS PRESERVATION PLAN

Second Amendment to the Tax Benefits Preservation Plan (this “Amendment”), dated as of May 28, 2015, by and between Steel Excel Inc., a Delaware corporation (the “Company”), and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”).

Background

A. The Company and the Rights Agent are parties to that certain Tax Benefits Preservation Plan, dated as of December 21, 2011, and as amended on May 1, 2012 (the “Plan”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them by the Plan.

B. The Company desires to amend the Plan as more particularly described herein.

NOW THEREFORE, in consideration of the mutual promises, agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.      Amendment.  The Plan shall be amended by deleting clause (i) of the definition of “Expiration Date” contained in Section 1 of the Plan in its entirety and substituting the following in its place:

“means the earliest of (i) the close of business on May 28, 2018, (ii) the time at which all Rights are redeemed or exchanged as provided in Section 19 or as exchanged as provided in Section 20, (iii) the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefits may be carried forward, (iv) a date prior to a Stock Acquisition Date on which the Board of Directors determines that a limitation on the use of the Tax Benefits under Section 382 would no longer be material to the Company, (v) the repeal or amendment of Section 382 or any successor statute, if the Board of Directors determines that this Plan is no longer necessary for the preservation of Tax Benefits, and (vi) September 30, 2015, if SPH Group Holdings, LLC does not submit prior to this date, its written consent to the Company regarding the approval of an amendment to this Plan and the Company has not distributed to its stockholders an Information Statement on Schedule 14C regarding such amendment.”

2.      Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

3.      Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4.      Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.      Descriptive Headings.  Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

6.      Plan in Full Force and Effect as Amended.  Except as specifically amended hereby, all of the terms and conditions of the Plan shall be in full force and effect. All references to the Plan in any other document or instrument shall be deemed to mean such Plan as amended by this Amendment. The parties hereto agree to be bound by the terms and obligations of the Plan, as amended by this Amendment, as though the terms and obligations of the Plan were set forth herein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the date first written above.

By:	STEEL EXCEL INC.
Name:
Title:

By:	REGISTRAR AND TRANSFER COMPANY
Name:
Title: